Exhibit 12.1

Teton Energy Corporation

Computation of Historical Deficiency of Earnings to Fixed Charges and Preferred Dividends:

	2005	2004	2003	2002	2001

Fixed Charges-
Interest on debt	—	—	347,740	385,939	161,019
Total	—	—	347,740	385,939	161,019

Preferred Dividends -
Amount declared	61,455	105,949	—	—	—

Earnings-
Consolidated net income (loss)	(4,032,449)	7,190,301	(5,604,844)	(10,973,923)	(1,657,608)
Add back-
Interest on debt	—	—	347,740	385,939	161,019
(Income) loss from discontinued operations	255,000	(12,383,582)	1,568,680	193,842	145,019
	(3,777,449)	(5,193,281)	(3,688,424)	(10,394,142)	(1,351,570)

Coverage deficiency - earnings to fixed charges	—	—	(4,036,164)	(10,780,081)	(1,512,589)

Coverage deficiency - earnings to fixed charges and
preferred dividends	(3,838,904)	(5,299,230)	(4,036,164)	(10,780,081)	(1,512,589)